

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

| EXHIBIT 5:

Code of Ethics |
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Code of Ethics

APPLICABLE TO: KBRA Group[1]

ISSUED BY: Compliance

EFFECTIVE DATE:[2]   February 12, 2026

1. Scope

a. This Code of Ethics (the Code of Ethics) applies to all employees of KBRA Group. The purpose of the Code of Ethics is to help employees understand how to maintain the high ethical standards expected of them by KBRA Group in daily business activities. The Code of Ethics sets forth KBRA Group's core values, articulates the standards of honesty, ethical conduct, and accountability that is expected of KBRA Group employees, and, as such, is designed to reinforce the importance of acting with integrity—KBRA Group's foundational principle, and the one on which KBRA Group's businesses depend for its continued growth and success.

b. At KBRA Group, business will be conducted responsibly and will meet the highest standards of ethical corporate behavior. All employees must demonstrate honest and ethical conduct when fulfilling their duties, including the ethical handling of actual or potential conflicts of interest between personal and professional relationships. All employees are expected to comply with all applicable laws, rules and regulations, and abide by the Code of Ethics, the Code of Conduct, the Anti-Bribery and Anti-Corruption Policy, and other policies and procedures adopted by KBRA Group.

c. It is essential that employees read, understand, and affirm their adherence to the Code of Ethics. Although the Code of Ethics provides guidance to help KBRA Group employees make ethically responsible and appropriate decisions, it does not, and is not, intended to cover every possible law, policy, or situation. Employees are expected to use their best judgment before making decisions. If you are unsure what to do or are unsure about any provision in the Code of Ethics, please consult your supervisor, Human Resources, Compliance, or Legal.

2. Mission and Core Values

a. Established in 2010 as a challenger brand, KBRA Ratings' original mission was to restore trust in credit ratings. Since then, KBRA Ratings has provided the market with timely, transparent ratings and research as well as the tools needed to make informed investment decisions. The market has come to trust and now relies on KBRA Ratings, the largest rating agency formed post-crisis. Today, KBRA Ratings' mission is to assess risk and educate the financial markets by thinking beyond traditional credit rating protocols and by taking an innovative, more rigorous approach.

b. Innovation, collaboration, and integrity are KBRA Group's core values. They differentiate KBRA Group and allow KBRA Group to be forward looking.

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[1] KBRA Group collectively refers to KBRA Holdings, LLC (KBRA Holdings), KBRA Analytics, Kroll Bond Rating Agency International Limited, and KBRA Ratings. KBRA Analytics collectively refers to KBRA Analytics, LLC (KBRA Analytics US), KBRA Analytics EU Limited (KBRA Analytics EU), and KBRA Analytics UK Limited (KBRA Analytics UK). KBRA Ratings collectively refers to Kroll Bond Rating Agency, LLC (KBRA Ratings US), Kroll Bond Rating Agency Europe Limited (KBRA Ratings Europe), Kroll Bond Rating Agency UK Limited (KBRA Ratings UK), and Kroll Bond Rating Agency Japan K.K. (KBRA Ratings Japan).

[2] This version replaces the prior version dated July 24, 2025.



3. Ethical Standards

a. KBRA Group employees have a personal responsibility to act ethically and comply with the law. KBRA Group employees must:

    i. engage in and promote honest and ethical conduct;
    ii. deal fairly with customers, suppliers, competitors, and other KBRA Group employees;
    iii. comply with applicable laws, rules, and regulations;
    iv. make appropriate use of KBRA Group's information technology resources;
    v. take all reasonable measures to prevent the improper use and unauthorized disclosure of nonpublic information about KBRA Group or its customers either received or created during KBRA Group's business activities, unless disclosure is required by applicable law or regulation; and
    vi. read, understand, and comply with all applicable KBRA Group policies, procedures, programs, and guidelines, all of which are located on the KBRA Group's Intranet at http://net.kbra.local/.

4. Prohibited Conduct

a. The primary responsibility of KBRA Group employees is to perform their jobs in an efficient and productive manner. KBRA Group employees are expected to meet KBRA Group's standards of work performance and personal conduct, including following company rules, adhering to safe working practices, and cooperating with coworkers. KBRA Group is committed to treating all employees with respect and dignity and believes that KBRA Group employees deserve a workplace that is safe and free from harassment or other discrimination. In keeping with this commitment, KBRA Group maintains a strict policy prohibiting all forms of unlawful harassment and discrimination, including sexual harassment. These behaviors will not be tolerated under any circumstances, regardless of whether the behavior was or is intended to be offensive and should be reported in accordance with section 9 of the Code of Ethics. For additional information, please refer to the applicable regional Employee Handbook.

5. Avoiding Conflicts of Interest

a. When employees become aware of an actual or potential conflict of interest, they are responsible for taking appropriate action in accordance with legal and regulatory requirements and KBRA Group's policies and procedures. KBRA Group employees are expected to discuss their involvement with any transaction or business relationship that might reasonably give rise to an actual conflict of interest or the appearance of a conflict of interest with their supervisors and Compliance.

b. For further guidance on business conduct and practices that may give rise to actual or potential conflicts of interest and the framework by which KBRA Group identifies and addresses actual or potential conflicts of interest, please consult KBRA Group's policies and procedures, including, but not limited to, the Code of Conduct, the Anti-Bribery and Anti-Corruption Policy, the Duties of Commercial Personnel and Ratings Personnel to Avoid Conflicts Policy, the Employee Conflict of Interest Policy, the Conflict of Interest Certification Procedure, the Conflict of Interest Certification Procedure for KBRA Europe and KBRA UK, the Fee Discussion Policy, the Fee Discussion Procedure, the Gifts and Entertainment Policy, and the Prohibited Acts and Practices Policy.

6. Confidential Information

a. Protecting confidential information is critical to KBRA Group's reputation, its integrity, its relationships with customers, and to facilitate compliance with the law, applicable regulations. KBRA Group requires that its employees must follow its policies and procedures concerning the acceptance, proper use, and handling of confidential information, as well as any written agreements with customers or other third parties related to the use or handling of confidential information, or written agreements between KBRA Group and its employees that relate to the use and handling of confidential information. KBRA Group employees are responsible for protecting all confidential information, regardless of its form or format. To the extent that an employee is obligated to keep any information confidential, that confidentiality obligation extends beyond the employee's employment with KBRA Group is terminated, regardless of the reason for termination.



b. Any KBRA Group employee who suspects that confidential information has been leaked—whether accidentally or otherwise—should report such suspicion promptly in accordance with section 9 of the Code of Ethics.

7. **Self-Dealing and Insider Trading**

a. KBRA Group employees who are aware of material nonpublic information related to issuers, underwriters, sponsors, other private or governmental issuers of securities or KBRA Ratings credit ratings, may not buy, sell, or otherwise benefit from any transaction of those parties, including, but not limited to, any securities or money market instruments, nor may KBRA Group employees recommend that another person buy, sell, or hold the securities of those parties or accept a business opportunity involving one of those parties. For further guidance on material nonpublic information and the prohibition of trading on inside information, please consult the Confidential Information and Insider Trading Policy.

8. **Gifts, Meals, and Entertainment**

a. KBRA Group employees shall not be influenced by the receipt of gifts or favors, nor shall they try to improperly influence others by providing gifts or favors. KBRA Group employees should avoid situations that could give the appearance that KBRA Group's business decisions are based upon anything other than legitimate business considerations. For guidance on accepting gifts and entertainment, please consult the Gifts and Entertainment Policy.

9. **Reporting Violations**

a. KBRA Group employees who are aware of or suspect in good faith:

i. illegal conduct;
ii. a violation of KBRA Group's codes, policies, or procedures; or
iii. other instances of fraudulent or unethical behavior,

have a duty to report the issue or seek further guidance.

b. Violations and potential violations may be reported to Compliance, Legal, the employee's manager, or via KBRA Group's anonymous hotline applicable to your jurisdiction below or via one of the methods listed in the relevant Whistleblower Policy and Procedure for the employee's jurisdiction. Please identify and escalate potential issues before they lead to problems; and when in doubt, ask questions about the potential application of laws, regulations, the Code of Ethics, the Code of Conduct, or any other KBRA Group policies and procedures.

KBRA Group's Anonymous Hotline Numbers:

Ireland:	1800 456 826
Japan:	0120 610 526
United Kingdom:	0808 281 5831
United States:	1-833-718-5068

10. **Cooperation with Internal Investigations and Inquiries**

a. KBRA Group employees are expected to fully cooperate with all KBRA Group-related investigations and inquiries, whether initiated internally by Compliance, Legal, HR, or other functions, or externally by regulatory authorities. Honest, timely, and complete cooperation is a fundamental obligation, and failure to do so may result in disciplinary action.

11. **Administration of the Code of Ethics**

a. After receiving a report of a potential violation pursuant to the Code of Ethics, if it is determined that an investigation of the alleged violation is needed, then an investigation will be commenced. Complaints will be kept confidential to the extent possible while still conducting an appropriate investigation.



b. Not less than annually, all KBRA Group employees will be required:

    i. to certify that they have reviewed the Code of Ethics, understand it, and agree to be bound by it;

    ii. to certify that they have not violated the Code of Ethics, and, to the best of their knowledge, they are not aware of any suspected violations of the Code of Ethics; and

    iii. to disclose any previously unreported transactions or events that appear to be in violation of the Code of Ethics.

c. Any questions regarding the Code of Ethics or its interpretation should be directed to Compliance.

12. Disciplinary Measures

a. Failure to comply with the Code of Ethics, or any other KBRA Group codes, policies, and procedures, or applicable laws and regulations, may result in disciplinary action, up to and including termination of employment. In addition, violations of the law could result in civil or criminal penalties imposed by a governmental agency or a court of law.

13. Whistleblower Protections and Nonretaliation

a. Nothing herein prohibits or restricts the rights of employees set forth in KBRA Group's Whistleblower Policy and Procedure in the employee's relevant jurisdiction. All of the provisions contained in this Code of Ethics should be construed in a manner consistent with Whistleblower Policies and Procedures in effect in each jurisdiction in which KBRA Group operates and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to, any governmental or regulatory body, including, but not limited to, the European Securities and Markets Authority, the Financial Conduct Authority, the Financial Industry Regulatory Authority, the Japanese Financial Services Agency, the Ontario Securities Commission, and the U.S. Securities and Exchange Commission. Employees are not required to seek authorization or notify KBRA Group that they have made such reports or disclosures.